Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Proctor360 Inc.
1311 High Point Ave.
Richmond, VA 23230
www.proctor360.com

Up to $107,000.00 in Class B Common Stock at $2.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Proctor360 Inc.
Address: 1311 High Point Ave., Richmond, VA 23230
State of Incorporation: VA
Date Incorporated: October 04, 2018

Terms:

Equity

Offering Minimum: $10,000.00 | 5,000 shares of Class B Common Stock
Offering Maximum: $107,000.00 | 53,500 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $198.00

Maximum subject to adjustment for bonus shares. See 10% Bonus below

The 10% Bonus for StartEngine Shareholders

Proctor360 Inc. will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Class B Common Stock at $2.00 / share, you will receive 110 Class B Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

The Company and its Business

Company Overview

Proctor360 offers remote secure proctoring services that are coupled with our patented (pending) process, it uses a 360° camera mounted on a headset to monitor the testing space. The customer schedules their exam on the Proctor360 website, we ship them the device for a period of time and once done with their exam they ship it back. We are able to offer the same level of proctor security traditionally offered in a testing center at home or office, giving our customers convenience and comfort. Notes on Patent: The provisional patent application was made with the USPTO by owners Gangadhar Bathula and Kranthidhar Bathula. The founders plan to transfer it over to Proctor360 Inc.

Competitors and Industry

There are many companies on the market that offer live and automated proctoring services. However, none of these providers have required security to protect the test and test content. Most of these systems are with single front view monitoring systems. They are focused on lower security level exams that don't require high degree of security and can provide surveillance through a single front facing laptop camera. Higher security exams require a full 360 degree view to prevent any cheating; this is a level of surveillance that other competitors like Proctoru, Examity, Proctorfree are unable to provide and is what sets Proctor360 apart from competitors and provides an unique opportunity of secure exam delivery. Proctor 360 will offer proctoring services at low (automated proctoring w/ front facing camera) and medium (live proctoring w/ front facing camera) security levels, similar to current companies on the market. We will be competing with them directly for customers. Our high level security coupled with our patented (pending) headset is what sets us apart from the competition. We will be able to offer remote proctoring for high level tests; this is an area in the market of remote proctoring that hasn't been tapped.

Current Stage and Roadmap

We have built few Proctor360 working prototype units and provided demo to our channel partners and University partners. At present the customer acquisition and sales is in progress. Our website along with customer exam registration process is fully operational for customer sign up and pay online for the Proctor360 services. We are reaching customers through targeted email blasts. Initially we will focus on paper-based and web-based exams that are being offered by universities and few channel partners. We are also in the process of developing and using AI and Blockchain technology for automating and protecting student ID and exam content.

The Team

Officers and Directors

Name: Ganga Bathula

Ganga Bathula's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder and CEO
  Dates of Service: May 29, 2018 - Present
  Responsibilities: Responsible for company operations and performance

- **Position:** President & Director

Dates of Service: May 29, 2018 - Present
Responsibilities: Strategic Management of the company

Other business experience in the past three years:

- **Employer:** Global Institute of Technology Services
  Title: CEO
  Dates of Service: October 01, 2014 - Present
  Responsibilities: Operations

Name: Kranthi Bathula

Kranthi Bathula's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technology Officer
  Dates of Service: May 29, 2018 - Present
  Responsibilities: Developing and overseeing the required tech to keep operations running.

Other business experience in the past three years:

- **Employer:** Virginia Commonwealth University
  Title: Research Assistant (Cellular Biomechanics)
  Dates of Service: June 15, 2014 - December 01, 2018
  Responsibilities: Research and Design experiments as well as devices to acquire novel scientific findings. Published various scientific journal articles and a thesis through research done here.

Other business experience in the past three years:

- **Employer:** Spheringenics Inc.
  Title: Design Engineer
  Dates of Service: August 15, 2017 - December 15, 2017
  Responsibilities: Led team to design a novel syringe device to prevent rupture of growth factor delivering micro-beads when plunged into the human system.

Name: Don Kassner

Don Kassner's current primary role is with MonitorEDU LLC. Don Kassner currently services About 10 Hours hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer
  Dates of Service: October 29, 2018 - Present
  Responsibilities: Business Operations and Sales Coordination

Other business experience in the past three years:

- **Employer:** MonitorEDU LLC
  Title: President
  Dates of Service: January 22, 2018 - Present
  Responsibilities: Guiding and Leading the organization

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Proctor360 Inc (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Proctor360 Inc. will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Proctor360 Inc. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation

of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Class B common stock in the amount of up to $107,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

We may never have an operational product or service

It is possible that there may never be an operational Proctor360 SERVICE or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our vanadium flow battery. Delays or cost overruns in the development of our vanadium flow batteries and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The class B common stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Proctor360 Inc., was formed on May 29, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Proctor360 Inc., has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Notes on Patent: A provisional patent application is made with USPTO by owners Gangadhar Bathula and Kranthidhar Bathula. The future plan is to license the patent to Proctor360 Inc.,by owners.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Proctor360 Inc., or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Proctor360 Inc., could harm our reputation and materially negatively impact our financial condition and business.

Other established companies copying our product and process

Proctor360 is a first of its kind product with unique capability to deliver the high stakes exams. There is a possibility that other established companies may mimic or copy our product or service. Therefore, we wanted to lead in the market place and establish our selves.

Shipping and Handling risk

Some customers may not return the product and may cause some impact on logistics of Proctor360

Incomparable software and hardware issues

Some software and hardware issues with respect to headset and camera with customer laptop may result in issues such as delay in exam delivery and spending addition time with test taker

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right.

Individual Risk on Provisional Patent

A provisional patent application is made with USPTO by owners Gangadhar Bathula and Kranthidhar Bathula. The future plan is to license the patent to Proctor360 Inc.,by owners. The licensing of patent depends on getting a patent approval from the USPTO in a timely manner. The licensing of patent depends on the operational and financial condition of the Proctor360 Inc

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Kranthi Bathula	250,000	Class A Common Stock	39.68
Ganga Bathula	375,000	Class A Common Stock	59.52

The Company's Securities

The Company has authorized Preferred Units, Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 53,500 of Class B Common Stock.

Preferred Units

The amount of security authorized is 3,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Units.

Material Rights

The company has designated 3,000,000 shares of blank check preferred stock, with such rights, preferences, privileges and restrictions as to be designated in the future by the company's board of directors.

Class A Common Stock

The amount of security authorized is 10,000,000 with a total of 630,000 outstanding.

Voting Rights

5 votes per share

Material Rights

Dividend Rights. Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends. Rights to Receive Liquidation Distributions. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Rights and Preferences. The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by any additional classes of stock that we may designate in the future.

Class B Common Stock

The amount of security authorized is 7,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

Dividend Rights. Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends. Rights to Receive Liquidation Distributions. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Rights and Preferences. The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by any additional classes of stock that we may designate in the future.

What it means to be a minority holder

As a minority holder of Class B common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $630.00
  Number of Securities Sold: 630,000
  Use of proceeds: Company operational expenses
  Date: November 06, 2018
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:
Proctor360 Inc. has been funded by its founders for the past several months. The company's future goals are; 1) Reach out customers with Proctor360 prototype product. 2) Build about 50 to 100 prototypes for the soft launch of the the product and 3) Plan for hard launch in the July of 2019. Company is having clearly defined steps to accomplish tasks necessary to take Proctor360 to next level. After the soft launch of the product, we expect to have revenue generation. However, we can run the company for another 3 months without revenue generation.

Foreseeable major expenses based on projections:
The major expenses for the company are working capital, inventory and operations.

Future operational challenges:
Getting the Proctor360 commercial product ready, software integration, and aquiring contracts/agreements with customers.

Future challenges related to capital resources:
Since our technology is unique in the market, we may not have many issues in customer acceptance of our Proctor360 system. However, the challenges will be getting required capital for managing the sales and achieving consistent growth

Future milestones and events:
The major milestones of the company will be the commercialization of our service with the right strategy in marketing and sales.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
$500

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

After building a few working prototypes and giving demos to potential customers, Proctor360 is in need of commercializing its technology. Therefore, the company needs immediate financial resources to make its product and service availability to the customer. Raising the necessary funds are critical for company operations. We do not have any other funds at this time.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)
Yes, the funds from the StartEngine crowdfunding campaign are necessary for the viability of the company and product launch in Jan 2019. The current funds that the company holds is not enough to grow the business. If the crowdfunding campaign is successful, then the maximum percentage of funding will be from crowdfunding.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?
Based on our current burn rate, we can operate the company for another three months with a minimum raise. The estimate is based on the minimum current expenses calculated for the operations of the Proctor360 Inc. so far. On average about $1000 per month is used for operating expenses. The founders are investing voluntary work for the success of the company. The type of expenses included are: Personnel Salary, Marketing, Content Development, and Product Development.

How long will you be able to operate the company if you raise your maximum funding goal?
The company will be operational for about a year by acquiring maximum funding. We will be able to reach a sustainable stage with this level of investment.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)
As of now we are mainly looking at equity crowd funding to raise initial investment. Once we are in operation, we plan to acquire investment through an institutional investor or a line of credit with a banker.

Indebtedness

- **Creditor:** Founder and CEO
  Amount Owed: $6,220.00
  Interest Rate: 0.0%
  Maturity Date: June 30, 2019
  Founder and owner is investing the money into Proctor360 Inc. Once the company generates revenue, the founder would like to get paid back

Related Party Transactions

- **Name of Entity:** Ganga Bathula
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Ganga Bathula, founder and CEO is investing in the Proctor360 Inc as a seed investment. No specific interest has been defined in transaction
  Material Terms: Once the company generates revenue, the founder would like to get paid back

Valuation

Pre-Money Valuation: $1,260,000.00

Valuation Details: Since the company is in its early stage, we have not taken detailed calculation to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value. The Pre-Money Valuation indicated in section above are pure estimate based on the practice of taking credit for pending patent application and prototypes we build to commercialize the our Proctor360 system. in our case we have provisional applications filed with the US Patent and Trademark Office for designs we planned to manufacture

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Inventory*
  50.0%
  About 50% of funding will be used for building additional working prototype products and launching Proctor360 starting from new year 2019. Many customers are asking about logistics of Proctor360 system.

- *Operations*
  44.0%
  Initial operations of the company is to streamline the logistics of Proctor360 for shipping and handling, and customer out reach with demos. Finally acquire and deliver the testing services to increase the test volume.

If we raise the over allotment amount of $107,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Operations*
  24.0%
  Sales and Marketing operations on customer out reach and acquisition for Proctor360 system

- *Working Capital*
  25.0%
  Working Capital for additional Proctor360 systems building and day to day logistics support services.

- *Inventory*
  25.0%
  Additional space for inventory, tracking and logistics for shipping and handling of Proctor360 system

- *Product Design and Commercial Production Planning*
  15.0%
  Product detail engineering and planing for commercial production of the Proctor360 units. Building software and hardware security in Proctor360 process.

- *Outstanding Debt*
  5.0%
  Money used towards outstanding debt owed to owners

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.proctor360.com (https://proctor360.com/about-us/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/proctor360

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Your Car, Our Driver, Inc.

[See attached]

Proctor360, INC.
FINANCIAL STATEMENTS
(UNAUDITED)

I, Gangadhar Bathula the Founder & CEO (Principal Executive Officers) of Proctor360 Inc. hereby certify that the financial statements of Proctor360 Inc.. and notes thereto for the periods ending Dec 31st, 2018. Included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the Dec, 31st, 2018

 Gangadhar Bathula   (Signature)

 Founder & CEO   (Title)

 Dec 31, 2018   (Date)

Proctor360 Inc
Consolidated Balance Sheet
For the period May 29, 2018 - Dec 31, 2018

Dec 31, 2019

ASSETS

Current Assets		
Checking/Savings	$	500.00
Accounts Receivable, net		-
Inventory		850.00
Prepaid Expenses		0.00
Other Assets		2000.00
Total Current Assets		3350.00
Total Fixed Assets, net		-
Other Assets		-
TOTAL ASSETS		**3350.00**

LIABILITIES & EQUITY

Current Liabilities		
Accounts Payable		-
Accrued Expenses		-
Other current liabilities		0.00
Total Current Liabilities		0.00
Long Term Liabilities		
Long term debt		-
Total Long Term Liabilities		-
Total Liabilities		0.00
Equity		
Common Stock, par value $0.001; 20,000,000 shares authorized, 630,000 issued and outstanding as of Dec 31, 2018		630.00
Additional Paid in Capital		6,220.00
Retained Earnings/(Deficit)		(3,500.00)
Total Equity		3,350.00
TOTAL LIABILITIES & EQUITY	**$3,350.00**	


Proctor360 Inc
Income Statement
From Inception May 29, 2018 to Dec 31, 2018


	Inception to Dec 31st , 2018
Revenue	$ -
Costs and expenses:	
Marketing and sales	-
General and administrative	3,500.00
Total costs and expenses	3,500.00
Net Income from operations	(3,500.00)
Interest and other income (expense), net	-
Income before provision for income taxes	0.00
Provision for income taxes	-
Net income	$ (3,500.00)

Proctor360 Inc.
Statement of Cash Flows
From Inception (May 29, 2018) to Dec 31, 2018

	Inception to Dec 31, 2018
Cash flows from operating activities	
Net income	$ (3,500.00)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	
Share-based compensation	
Deferred income taxes	
Tax benefit from share-based award activity	
Other	
Changes in assets and liabilities:	
Accounts receivable	-
Prepaid expenses and other current assets	
Other assets	
Accounts payable	-
Accrued expenses and other current liabilities	
Deferred revenue and deposits	
Long Term Debt	-
Other liabilities	
Net cash provided by operating activities	(3,500.00)
Cash flows from investing activities	
Purchases of property and equipment	-
Sales of marketable securities	
Member Draws	-
Acquisitions of businesses, net of cash acquired, and purchases of intangible assets	
Change in deposits	
Net cash used in investing activities	-
Cash flows from financing activities	
Taxes paid related to net share settlement of equity awards	
Sale of Common Stock	630.00
Principal payments on capital lease and other financing obligations	
Repurchases of common stock	
Change in Additional Paid in Capital	6220.00
Net cash used in financing activities	6850.00
Net (decrease) increase in cash and cash equivalents	(6,350.00)
Cash and cash equivalents at beginning of period	500.00
Cash and cash equivalents at end of period	$ 500.00

Proctor360 Inc.
Statement of Stockholder's Equity
From Inception (May 29, 2018) to Dec 31, 2018

	Preferred Stock		Commo n stock		Additional Paid-in Capital	Other Activity	Accumulate d Earnings	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
		$		$	$	$	$	$
Inception (May 29, 2018)	-	-	-	-	-	-	-	-
Issuance of founders stock (625,000)	-	-		625	-	-	-	625
Shares issued for Services (5000)	-	-		5	-	-	-	5
Common Stock, par value $0.001; 630,000 shares authorized, issued and outstanding as of Dec 31, 2018	-	-		-	-	-	-	-
Stock option compensation	-	-		-	-	-	-	-
Net income (loss)	-	-		-	-	-	(3,500.00)	(3,5000.00)
Dec 31, 2018	-	-	-	630	-	-	(3,500.00)	(2,870.00)

NOTE 1 – NATURE OF OPERATIONS

Proctor360. was formed on May 29th, 2018 ("Inception") in the State of Virginia. The financial statements of [Proctor360, INC.] (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Richmond, Virginia.

Proctor360 Inc. (the "Company") is organized as a Virginia C corporation and provides online proctoring services. Proctor360's mission is to provide education and exam in a box for remote education and workforce development. The systems was designed to provide high security and ease of use with audit enabled functionality for any future verification of test taker credentials and environment. We enable a secure, scalable, permissioned blockchain platform to protect student identity and exam content.

Proctor360's online proctoring platform engages the regional and global workforce and radically transforms the highly dysfunctional current proctoring and interview services.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
There are no financial instruments issued by the company at this time.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues primarily from remote proctoring related services.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The stockholder of the Company has funded the Company's operating expenses to date. These expenses are anticipated to be reimbursed once the Company obtains sufficient funding

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

The Company has authorized 10,000,000 shares of Class A Common Stock, 7,000,000 shares of Class B Common Stock, and 3,000,000 shares of Preferred Stock at a par value of $.001. As of December 31st, the Company has issued 630,000 shares of Class A Common Stock.

The Company has no shares of preferred stock outstanding.

NOTE 6 – RELATED PARTY TRANSACTIONS

The stockholder of the Company has funded the Company's operating expenses to date. These expenses are anticipated to be reimbursed once the Company obtains the sufficient funding

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through Apr 25th 2019, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Investors

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Raised of $10K - $107K goal



Proctor360

Take Any Exam Anywhere

Small OPO, Education

Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share





Redefining The Way You Take Exams

Invest in Proctor360!

Learning and testing go hand in hand; knowledge is verified through testing and is a crucial part of education. In recent years the education field has been growing, especially online education which has gained tremendous traction due to its convenience. Similar to online education, remote (independent of location) testing, its counterpart has also been a growing market.

Online proctoring/invigilation is increasingly being used in education and workforce certification throughout the world. It offers students and professionals the option to take tests remotely in a comfortable environment of their choosing.

However, there are still many unanswered questions related to exam security, fairness, and content



protection due to the **lack of comprehensiveness and advance technologies.** Current web based technologies just can't provide the required authentication and fairness due to weaknesses in remote test delivery. In a recent study **33% of students admitted to cheating on online exams.** There are many **companies and colleges that are apprehensive about moving to online testing** due to its limitations.

For that reason, we developed Proctor360 - a service that introduces revolutionary tech to the remote testing market.

Our unique headset with a mounted 360° camera is able to get a full view of the testing space, it also includes a mic and speaker for communication. We see what the test taker sees, hear what they hear, and know what they touch; we are able to cover all bases with our system. This technology coupled with our trained proctors allows us to be the most comprehensive and fair option on the market.

The remote proctoring market hasn't changed for 10 years. By using the same single camera technology, **test takers have adapted to exploit a system** with a limited field of view. There is a need for new tech that can supplement this. Thus, the market potential for Proctor360 is huge. **Remote testing is estimated to grow to a $10 Billion global industry by 2026 and we plan to play a role!**



What is Proctor360?

We believe the Proctor 360 to be the first of its kind - The most comprehensive and secure remote testing option on the market.

Proctor360 is a service that allows test takers to take any exam from the convenience of their home or office while preventing any chance of cheating or content theft.

Our patented (pending) headset uses a 360° camera to gain a complete view of the testing space.

The headset consists of the 360° camera, a mic to enable

Threats in unsecured online Proctored Testing



Collusion



Candidate Impersonation





listening of the space, and a speaker to communicate with the tester. This coupled with a computer camera and lockout web browser allows us to get multiple angles of the testing environment.

We monitor:

- The overhead 360° view of the testing space
- A front view of the tester
- Any noise in the area
- A screen capture of the user computer

-All data is fed Live to our proctors and is Recorded for future audit!



Content Theft



Access to Restricted Aids



Reliability and Robustness



Privacy & Data Protection

Our certified proctors are trained to thoroughly monitor the environment and lookout for cheating behavior.

Front View of Tester



360° View of Testing Space


90°
180°
90°

Screen Capture of User Computer


GoCertify
A+ Practice Quiz: 220-901 Quiz 2

User Experience: Only a 4 Step Process


Sign up for test on Proctor360.com
1
Receive Headset
On the day of test connect headset & initiate session
2
Workspace & ID are verified
Begin exam
3
Session is proctored
Test is completed
4
Exam is approved
Ship the headset back



The Offering

Investment

$2 per share of Class B Common Stock | When you invest with us today you are enabling one of the future technologies

This Offering is eligible for the
StartEngine Owners' 10% Bonus.

For details on the bonus, please see the Offering Summary below.

Current Options & Why Proctor360 is a Better Solution

		Convenience	Minimizes Cheating	Protects Content
Test Center	• Highly Secure • Requires travel and wait times	X	√	√
Kiosk with multiple cameras	• Limited Availability • Requires travel and wait times	X	√	√
Webcam Online Testing	• Blind Spots • Easy to cheat with only single view	√	X	X
Proctor360	• No Blind Spots • Easy to deploy from home	√	√	√

Our Products

High Security
- Level 1 – Proctor360 – Live Proctoring

Medium Security
- Level 2 – Proctor360 – Auto Proctoring

Low Security
- Level 3 – Webcam – Live Proctoring
- Level 4 – Webcam – Auto Proctoring

All Levels Available For:

Web Based Exams

Paper Based Exams

Hybrid Exams

We offer a range of options to our customers and are able to provide a variety of security services based on their needs. Any of the security levels can be used for Web Based, Paper Based, or Hybrid Exams.

Level 1-High Security uses the Proctor360 headset to **monitor exams live**, this allows the proctor to intervene if any cheating occurs and immediately end the exam.

Level 2-Medium Security uses the headset to **record exams for later review**, a proctor will watch the footage at a later time and verify no cheating has occurred.

Level 3 & 4-Low Security uses just the computer webcam. This option is available for testing that may not need high security. The live and auto proctoring options are available for low security as well.

All exams are recorded, this includes: the 360° view, front facing view, screen capture, and sound from the microphone for future audit if necessary.

We expect most of our customers to use High or Medium Security for their proctoring needs. The Low Security option is what's currently available on the market, we include this to be a single solution for all proctoring needs. We are able to offer more options to our customers and compete in the market.

Revenue Model

The cost of taking an exam ranges between $15 to $35, we expect an average revenue of $25 per exam. The cost varies depending on the length and security needed. Contracts with partners who offer a higher volume of users may be allowed volume discounts.

An average customer life span is between 1 to 4 years; this mainly includes college students. Professional certifications often expire after a period of time and require recertification, making these customers return to Proctor360 for as long as 10 years.



In our base year of commercialization, 2019, Proctor360 will have three streams of revenue flowing directly from remote proctoring. As the graph of our growth projections indicates, these categories of services, low security, medium security and high security, will shift over time as we gain customers and the industry transition of exams reserved for test centers are able to move to remote testing.

We plan to scale and add two additional streams of revenue through our channel partners in 2020 and beyond.

2019 revenue source:
- Direct Partners: High Security Exams
- Direct Partners: Medium Security Exam
- Direct Partners: Low Security Exam

2020 revenue source:
- Channel Partners: High Security Exams
- Channel Partners: Medium Security Exams

At present, 2019 is forecasted to generate a revenue of
about 2 Mil with a Test Volume of 96,000 tests at an

about 2 Mil with a Test volume of 96,000 tests at an average revenue of $25/test.

Market Opportunity



US Remote Proctoring Market: $60 Million
Global Computer based Testing Market: $42 Billion
Global E-learning Market: $91 Billion



Global Remote Proctoring Market - Estimated to be $10 Billion industry by 2026



Tap into more of the Computer based Testing Market with our unique tech



Estimated savings of 25% compared to traditional testing

The Global E-Learning market is a $91 Billion industry, this includes education as well as all forms of testing. The Global Computer based Testing Market is a $42 Billion industry, this includes remote testing as well as testing done in testing centers. With our secure and comprehensive system, we are able to tap into this $42 Billion market. Companies and universities still use testing centers because current remote testing options are not secure, Proctor360 solves this problem and is able to transition tests taken in test centers to being remote, making even high stakes testing available anywhere at any time. The driving force behind this is not only convenience and comfort but also an estimated 25% savings on overall cost when using remote testing.

The US alone has a $60 Million market for remote testing; the number of students taking online courses reported going up to 6 Million in just 2016. We are able to tap into that by giving companies and universities a more secure option that prevents their students from cheating and puts everyone on an equal playing field by promoting fairness.

What is the expected growth of Online Proctoring / Remote invigilation market?
Expected to reach $10 Billion by 2026

How does this Disrupt a Traditional Industry?
Proctor360 provides a Technological Breakthrough that Enables Secure, Fair and Affordable Remote Proctoring Services to your home, office or any other place of your choice. Based on our research, the Proctor360 is the first of its kind to provide a totally secure remote testing solution. After 10 years of the same technology, test takers are savvy enough to set up their environment to exploit single cameras with less than a 170° view. Proctor360 is able to supplement that gap by using its novel mounted 360° camera headset.

How big is the opportunity?
The market for eLearning is growing. The growth of online colleges and degrees available over the past 10 years is exponential. More employers are requiring certifications for the workplace. So, as eLearning grows and the workplace demands more certifications, so must its counter-part, testing.

Students and Professionals will no longer have to travel and take exams in uncomfortable environments, Proctor360 lets you test at home for greater professional development.

Marketing & Growth Plan



Our goal is to target partners that can benefit from using the Proctor360 system. Our partners are divided into two groups: Channel and Direct.

Channel Partners are companies where our headset compliments software they have developed. This includes mainly professional certification exams where high security is needed and the tests have complex questions. Most of these exams are limited to testing centers but want to transition into remote testing due to savings on cost; up-till now there was concern due to a lack of security in remote testing but through Proctor360 the option is now available.

Direct Partners include schools and companies where we are able to use standard software to monitor testing. They service primarily online students who have to travel to testing centers regularly to take their exams. Now they can truly be remote with this technology.

Currently, we use targeted email blasts with a feedback system that lets us know who is interested in our service. We contact them to schedule a demo, here we show them how our service can benefit their organization.

To effectively show how our service is the most comprehensive and fair we plan to hire an outside firm to compare and test all forms of online proctoring on the market. This would show customers how and where other companies fail to provide security and that we are able to do it better. This data will motivate schools to switch to a more secure option that can accommodate various levels of security and is the most fair for their students.

Eventually we plan to develop our own platform software, this will cut down cost as we will no longer be dependent on a third party provider. We also plan to integrate A.I. in our developed software to auto-recognize cheating behavior.





Online proctoring is a rapidly growing market and therefore causing mergers and acquisitions. Just in 2018 there were two mergers of proctor companies. (Ref: Business Wire, Crunchbase)

What We Have Accomplished So Far

The idea for this company was created in May 2018; in a short period of time we have accomplished a lot. The founders of the company have worked in the proctored testing field for many years; by running/working at testing centers for 8 years we were able to see the direction proctored testing is going as well as establish the required contacts. The connections made through the years have aided in expediting the process and allowed us to get in contact with big players.

So far we have designed a final version of the headset. We have gone through multiple iterations and currently have working prototypes. We have applied for a patent and the device is patent pending. The founders of the company currently own the patent and plan to transfer it over to Proctor360 Inc. We have tested our device with the software platform and show that they work together. We are pre-production but will be ready soon.

We have talked to various companies and colleges who work in the testing field and do online testing. They see the value in our service and are interested in using it once we have scaled.

Our executive board and advisory board has been established, it includes people extremely experienced in testing and business.

Currently, we are in the negotiation process with ProV to license the headset for their testing needs.

The next step for Proctor360 is to scale up and hire people who can help in growing the business.

The Relationships we've Developed



The Team Behind Proctor360

Our team consists of experienced individuals who have worked in the proctoring industry for years and/or have developed

businesses in the past. With over 50 years of combined experience, we are able to make the decisions necessary to effectively impact the market. We see the advantages and the opportune timing of Proctor360 being introduced as a modern solution to remote testing.

By building a strong coalition of certified proctors, promoting the security of 360° surveillance, and relying on the deep and broad experience of each member of our team, we are confident that we can disrupt the testing industry with our technology.

Invest in Our Company Today!



Our Company Launches!
-Idea Inception -Initial Design -Company Registration
May 2018
June 2018
-Patent Application -Website Creation -Prototype Creating Note on patent:The future plan is to license the patent to Proctor360 Inc.,by owners.
July 2018
-Social Media -Open Website -Meeting w/ Marketing team -Sent out initial flyers -Continued modification of Prototype
Aug 2018
Past Event #3
-Product Demo -Talk to potential partners -Discuss marketing strategies -Work with packaging manufacturers
Sep 2018
- Team Building -Talk to potential partners -Product Presentations and Demos
December 2018
Launched on StartEngine
Now YOU can own a part of our company!
January 2019
Proctor360 System Soft Launch
-Soft Launch of Proctor360 -Shipping the Product to customers for exam delivery -Online Secure Proctoring Exams Delivery (ANTICIPATED)
Mar 2019
Commercial Production of Proctor360
-Design finalization based on soft launch -Commercial Production of Proctor360 units -Detailed planning for inventory and logistics (ANTICIPATED)
July 2019
Hard Launch of Proctor360
-Product and Software hard launch -Finalize logistics and product inventory in multiple locations -Customer acquisition drive and sales strategy (ANTICIPATED)

Meet Our Team







Ganga Bathula
Chief Executive Officer

Ganga has more than ten years of experience in proctoring services and was part of proctoring business evolution from class room paper based to brick & mortar testing centers, and to next generation online proctoring. He owns and operates multiple proctoring centers. He has hands on experience in proctoring services from content authoring to customer delivery and the current issues in secure test delivery. Holds US and International patents and has very strong entrepreneur skills with excellent academic record in engineering and management.



Don Kassner
Chief Operating Officer

Mr. Kassner is a life-long entrepreneur who has helped launch and grow ventures in the service industry, training, testing, higher education and ed-tech. Mr Kassner was the founder and CEO of ProctorU, the leading remote proctoring company in the world, from 2008-2016. He was also the president of Andrew Jackson University and CFO of Auto University. Mr Kassner has an MA in Economics from San Jose State University, where he served a member of the faculty from 2002-2009.



Kranthi Bathula
Chief Technology Officer

Kranthi grew up in the proctoring business, he's worked from the proctor level all the way to business development. He understands the importance of both the tech side and business side working together to provide a great experience for the customer. His work in engineering and design have given him the opportunity to work with and for various universities and companies. He has researched various topics and built devices that offer practical solutions. His ability to quickly learn and adapt based on situation make him a great asset.





George Siragusa
Chief Strategist - Finance & Sales

Mr. Siragusa is a Senior Business Adviser, mentor to startups and Venture Company CEOs and their teams. George mentors students and coaches and consults with three D.C. area startups in three different



Sandra Taylor
Human Resource Director

Sandra Taylor, HR Administrator for Proctor 360, recognizes that the landscape of the human resource professional is evolving. Her 15 years of experience allows her to seamlessly transition from employee development and



Davis Cook
Marketing and Media Manager

Davis Cook has been the content creator and marketing manager for many successful projects. From television series directing to commercials and online campaigns he covers a wide range of media skill sets. As a

accelerators / actuators on strategic innovation, marketing strategy, sales development and customer acquisition, channel management, financial projections and investor readiness and preparation. He is an Adjunct Professor and Sr. Business Adviser at George Mason University School of Engineering and at George Mason's Enterprise Center respectively. George's experience spans two parallel 30+ year careers ending as a Global Executive at ExxonMobil, and in Command leadership positions as a retired Captain in the U.S. Navy, serving both active and reserve tours.



employee development and recruitment to business leadership and strategic planning. Because she regards the staff of Proctor 360 as our most important asset, Our Program management system plays well to Sandra's experience in the areas of learning and development, talent management and workforce planning, compensation and benefits, audit and compliance, as well as on demand support. She strives to develop strategies for an internal environment of diversity and inclusion that recognizes the global environment in which Proctor 360 is poised to operate. Ms Taylor holds BS, MS and DBA

master story teller and writer he creates an intrigue and excitement that captures the viewing audience. His mission to make the message clear and vibrant and stand above the rest shines through in every project. Creating impacting content is his passion and joy. Completed many projects from concepts to completion in Marketing and Media management. Excellent team player and creative thinker.



Offering Summary

Company :	Proctor360 Inc.
Corporate Address :	1311 High Point Ave., Richmond, VA 23230
Offering Minimum :	$10,000.00
Offering Maximum :	$107,000.00
Minimum Investment Amount (per investor) :	$198.00

Terms

Offering Type :	Equity
Security Name :	Class B non-voting stock
Minimum Number of Shares Offered :	5,000
Maximum Number of Shares Offered :	53,500
Price per Share :	$2.00
Pre-Money Valuation :	$1,260,000.00

The Company will not incur any irregular use of proceeds.

Form C Filings

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Current online testing methods have many issues they lack in providing the security and fairness needed for an online exam many companies and educational institutions still opt for traditional testing centers because current online testing can't provide the required security at a home or office this forces test takers to travel far distances and tests in an unfamiliar location which drives up the cost and prevents the student from scoring well introducing the proctor 360 system it's the first of its kind a highly secure solution using a 360 degree camera mounted headset which allows any environment to be used for testing we are able to capture a 360-degree view of any test space in real time and intervene if any cheating occurs proctor 360 can deliver computer-based paper-based and hybrid exams which gives students the option of an Anytime Anywhere education our live Proctor's are able to fully monitor the test taker environment we see with a test taker sees here what they hear and know what they touch so we're able to cover all the bases and eliminate any chance of cheating students save time and money by taking their tests at home and are in a comfortable environment so they can focus on getting better scores the proctor 360 system is being integrated with artificial intelligence and blockchain technology to protect student identity and exam content we have already attracted customers through our proctor 360 system through the outreach and demos currently we are in the commercialization phase the potential for this technology is huge our customers and the use for this technology is diverse online testing is estimated to grow to a ten billion dollar industry by 2026 and is reported to save an estimated 25% on cost help enable the future by investing in the revolutionary technology of Proctor 360

Proctor360 Promo

What is Proctor 360
it's our easy-to-use remote proctoring
system that allows you to take exams and
get certifications right from the
comfort of your own home here's how it
works sign up to take your test on Proctor 360
comm and receive your Proctor 360 system
and follow the easy setup instructions
the system comes with a headset option
as well as a standard if you have
requested a paper exam it will be sent
along with the Proctor 360 system there
is also a hybrid option that combines
the use of both a paper and a computer
in safe the Proctor 360 system comes
with a digital slate to make the exam
paperless when required
you are verified to take your test by
the Proctor then you take your exam with
the Proctor monitoring after you
complete the exam your results are
verified and you celebrate the results
then mail the Proctor 360 system back
and their pre labeled box it's as easy
as that let's get started now we deliver
paper-based web-based and high secure exams with
Proctor 360 scheduling exam with us either
online at Proctor 360.com or over the
phone eight oh four five six two four
seven nine eight

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]



SCC619
(09/15)

COMMONWEALTH OF VIRGINIA
STATE CORPORATION COMMISSION SCC-CLERK'S OFFICE INFORMATION DESK

ARTICLES OF INCORPORATION
OF A VIRGINIA STOCK CORPORATION 2018 OCT -4 PM 2:27

The undersigned, pursuant to Chapter 9 of Title 13.1 of the Code of Virginia, state(s) as follows:

1. The name of the corporation is

Proctor360 Inc.

2. The corporation is authorized to issue 20000000 share(s) of common stock.

3. A. The name of the corporation's initial registered agent is

Gangadhar Bathula

B. The corporation's initial registered agent is **(mark appropriate box)**:

an individual who is a resident of Virginia **and** ☑ an initial director of the corporation. ☐ a member of the Virginia State Bar.	OR	☐ a domestic or foreign stock or nonstock corporation, limited liability company or registered limited liability partnership authorized to transact business in Virginia.







4. A. The corporation's initial registered office address, including the street and number (if any), which is identical to the business office of the initial registered agent, is

1311 High Point Ave., Richmond, VA 23230
(number/street) (city or town) (zip)

B. The registered office is located in the ☐ county or ☑ city of Richmond.

5. (Optional) The corporation's principal office address, including the street and number (if any), is

(number/street) (city or town) (state) (zip)

6. The initial directors are:

NAME(S)	ADDRESS(ES)
Gangadhar Bathula	1311 High Point Ave. Richmond, VA 23230
Kranthidhar Bathula	1311 High Point Ave. Richmond, VA 23230

INCORPORATOR(S):

SIGNATURE(S)	PRINTED NAME(S)
[signature]	Gangadhar Bathula
[signature]	Kranthidhar Bathula

Telephone number (optional): 804-562-4798

Personal Information, such as a social security number, should NOT be included in a business entity document submitted to the Office of the Clerk for filing with the Commission. For more information, see Notice Regarding Personal Identifiable Information at www.scc.virginia.gov/clk

REVIEW THE INSTRUCTIONS BEFORE SUBMITTING THIS FORM.



COMMONWEALTH OF VIRGINIA
STATE CORPORATION COMMISSION

LLC1085-PART   **ARTICLES OF ENTITY CONVERSION** CC-CLERK'S OFFICE
(07/16)   (Virginia partnership or limited partnership converting to a Virginia limited liability company)

2018 OCT -4 PM 2: 27

ARTICLES OF ENTITY CONVERSION OF
(name of partnership or limited partnership)

The undersigned, on behalf of the *(partnership or limited partnership)* set forth below, pursuant to Title 13.1, Chapter 12, Article 15 of the Code of Virginia, states as follows:

1. The name of the Virginia *(partnership or limited partnership)* immediately before the filing of these articles of entity conversion is *Proctor360 LLC*. The *(partnership or limited partnership)* shall convert to a Virginia limited liability company and its name shall be *Proctor360 Inc.*.

2. The converting *(partnership or limited partnership)* was originally *formed* on *May 29, 2018 as a LLC* with the name *Proctor360 LLC*.

3. The plan of entity conversion, pursuant to § 13.1-1083 of the Code of Virginia, is set forth as follows:

   A. The full text of the articles of organization of the resulting limited liability company as they will be in effect upon consummation of the conversion is attached hereto.

   B. Proctor360 is seeking investment from other investors and therefore converting entity type from LLC to Corporation. The membership interests of the sole member of the limited liability company will be converted to 20,000,000 shares

4. The plan of entity conversion was approved by the *(partnership or limited partnership)* in accordance with § 13.1-1084 of the Code of Virginia on *(date)*.

Signed in the name of the partnership *(or limited partnership)* by:



_____   _____Oct 4, 2018_____

___Gangadhar Bathula___   _____President_____

___SCC ID # S7554258___   ___Phone 804-562-4798___

The person signing the articles has been declared the right and power to manage the business and affairs of the limited liability company



COMMONWEALTH OF VIRGINIA
STATE CORPORATION COMMISSION

AT RICHMOND, OCTOBER 26, 2018

The State Corporation Commission has found the accompanying articles submitted on behalf of

Proctor360 Inc.

to comply with the requirements of law, and confirms payment of all required fees. Therefore, it is ORDERED that this

CERTIFICATE OF AMENDMENT

be issued and admitted to record with the articles of amendment in the Office of the Clerk of the Commission, effective October 26, 2018.

The corporation is granted the authority conferred on it by law in accordance with the articles, subject to the conditions and restrictions imposed by law.

STATE CORPORATION COMMISSION

By [signature]

Mark C. Christie
Commissioner

18-10-25-1326
AMENACPT
CISRXW



SCC710
(04/08)

COMMONWEALTH OF VIRGINIA
STATE CORPORATION COMMISSION

ARTICLES OF AMENDMENT
OF
PROCTOR360, INCORPORATED

The undersigned, on behalf of the corporation set forth below, pursuant to Title 13.1, Chapter 9, Article 11 of the Code of Virginia, states as follows:

1. The name of the corporation is *Proctor360 Inc*.
2. The Board of Directors were presented and asked to approve resolution 100918-01 to amend our Articles of Incorporation to re-designate or reclassify the common stock shares into three classes. Total authorized capitalization of 20,000,000 shares remain and re-designated or reclassified as 10,000,000 shares Class A common stock (voting), 7,000,000 shares Class B common stock (non-voting except as required under applicable law), and 3,000,000 shares Preferred stock (non-voting).
3. Voting and par value summary of the Class A and Class B Stock: 10,000,000 shares of Class A common stock (voting), par value of $0.001 per share and entitled to five (5) votes per share held in all company matters to include election of board of directors, and 7,000,000 shares of Class B common stock (Non-voting), par value of $0.001 per share and no entitlement to vote in company matter, except as required under applicable law. Where voting is required under applicable law, each share of Class B common stock will be entitled to one half of one vote (0.5) per share held.
4. The foregoing amendment was adopted on 17 October 2018
5. Pursuant to § 13.1-710 of the Code of Virginia, the adoption of the amendment was duly and unanimously approved by the Board of Directors.

Executed in the name of the corporation by:



[signature]	17 October 2018
Signature	Date
Gangadhar Bathula	Chief Executive Officer
SCC ID #: 08369407	Tel: 804-562-4798